UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (d)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TechTarget, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87874R100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87874R100

1.	Names of Reporting Persons Polaris Venture Partners III, L.P. (“PVP III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
5,840,039 shares, except that (i) Polaris Venture Management Co. III, L.L.C. (“PVM III”), the general partner of PVP III, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM III, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM III, may be deemed to have shared power to vote these shares, and Alan G. Spoon (“Spoon”), a managing member of PVM III, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
5,840,039 shares, except that (i) PVM III, the general partner of PVP III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,840,039

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87874R100

1.	Names of Reporting Persons Polaris Venture Partners Entrepreneurs’ Fund III, L.P. (“PVP Entrepreneurs III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
151,636 shares, except that (i) PVM III, the general partner of PVP Entrepreneurs III, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
151,636 shares, except that (i) PVM III, the general partner of PVP Entrepreneurs III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,636

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87874R100

1.	Names of Reporting Persons Polaris Venture Partners Founders’ Fund III, LP (“PVP Founders III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
92,335 shares, except that (i) PVM III, the general partner of PVP Founders III, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
92,335 shares, except that (i) PVM III, the general partner of PVP Founders III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,335

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87874R100

1.	Names of Reporting Persons Polaris Venture Management Co. III, L.L.C. (“PVM III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
6,084,010 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 shares are directly owned by PVP Entrepreneurs III, and 92,335 shares are directly owned by PVP Founders III, except that Flint, a managing member of PVM III (which is general partner of PVP III, PVP Entrepreneurs III, and PVP Founders III and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
6,084,010 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 shares are directly owned by PVP Entrepreneurs III, and 92,335 shares are directly owned by PVP Founders III, except that Flint, a managing member of PVM III (which is general partner of PVP III, PVP Entrepreneurs III, and PVP Founders III and may be deemed to have sole power to vote these shares), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,084,010

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87874R100

1.	Names of Reporting Persons Polaris Venture Partners IV, L.P. (“PVP IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,050,685 shares, except that (i) Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), the general partner of PVP IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
3,050,685 shares, except that (i) PVM IV, the general partner of PVP IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,685

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87874R100

1.	Names of Reporting Persons Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVP Entrepreneurs IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
55,211 shares, except that (i) PVM IV, the general partner of PVP Entrepreneurs IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
55,211 shares, except that (i) PVM IV, the general partner of PVP Entrepreneurs IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,211

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.13%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87874R100

1.	Names of Reporting Persons Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,105,896 shares, of which 3,050,685 shares are directly owned by PVP IV, and 55,211 are directly owned by PVP Entrepreneurs IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVP Entrepreneurs IV and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
3,105,896 shares, of which 3,050,685 shares are directly owned by PVP IV, and 55,211 are directly owned by PVP Entrepreneurs IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVP Entrepreneurs IV and may be deemed to have sole power to vote these shares), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,105,896

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87874R100

1.	Names of Reporting Persons Alan G. Spoon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
9,195,383 shares, of which (i) Spoon owns 5,477 directly (of which 2,500 are shares  of common stock and 2,977 are options to purchase shares of common stock), and (ii) 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,050,685 shares are directly owned by PVP IV, and 55,211 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to vote PVP III’s shares, PVP Entrepreneurs III’s shares, and PVP Founders III’s shares (collectively, the “Fund III Shares”), and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote the PVP IV shares and PVP Entrepreneurs IV shares (collectively the “Fund IV Shares”), Flint, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares, and McGuire, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares,  and Spoon.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
9,195,383 shares, of which (i) Spoon owns 5,477 directly (of which 2,500 are shares  of common stock and 2,977 are options to purchase shares of common stock), and (ii) 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,050,685 shares are directly owned by PVP IV, and 55,211 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to dispose of the Fund III Shares, and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of Fund IV Shares, Flint, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares, and McGuire, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,195,383

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87874R100

1.	Names of Reporting Persons Terrance G. McGuire

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
9,189,906 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,050,685 shares are directly owned by PVP IV, and 55,211 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to vote the Fund III Shares, and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote the Fund IV Shares, Flint, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares, and Spoon, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
9,189,906 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,050,685 shares are directly owned by PVP IV, and 55,211 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to dispose of the Fund III Shares, and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of the Fund IV Shares, Flint, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares, and Spoon, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,189,906

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87874R100

1.	Names of Reporting Persons Jonathan A. Flint

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
9,189,906 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,050,685 shares are directly owned by PVP IV, and 55,211 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to vote the Fund III Shares, and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote the Fund IV Shares, McGuire, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares, and Spoon, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
9,189,906 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,050,685 shares are directly owned by PVP IV, and 55,211 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to dispose of the Fund III Shares, and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of the Fund IV Shares, McGuire, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares, and Spoon, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,189,906

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87874R100

Item 1.
	(a)	Name of Issuer TechTarget, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 117 Kendrick Street, Suite 800 Needham, MA 02494, United States

Item 2.
(a)

Name of Person Filing
PVP III, PVP Entrepreneurs III, PVP Founders III, PVM III, PVP IV, PVP Entrepreneurs IV, PVM IV, Flint, McGuire, and Spoon.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Flint, McGuire and Spoon, are the sole managing members of (i) PVM III (the sole general partner of PVP III, PVP Entrepreneurs III and PVP Founders III), and (ii) PVM IV (the sole general partner of PVP IV and PVP Founders IV).  To the extent feasible, PVP Entrepreneurs III and PVP Founders III invest alongside PVP III and PVP Entrepreneurs IV invests alongside PVP IV.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: c/o Polaris Venture Partners 1000 Winter Street Waltham, MA 02451
(c)

Citizenship
Flint, McGuire and Spoon are United States citizens.  PVP III, PVP Entrepreneurs III, PVP Founders III, PVP IV and PVP Entrepreneurs IV are limited partnerships organized under the laws of the State of Delaware.  PVM III and PVM IV are limited liability companies organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 87874R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

CUSIP No. 87874R100

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 41,193,571shares of Common Stock outstanding as of February 29, 2008, as reported on TechTarget, Inc.’s Form 10-K for the year ended December 31, 2007.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2007:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of PVP III, PVP Entrepreneurs III, PVP Founders III, PVP IV, and PVP Entrepreneurs IV, and the limited liability company agreements of PVM III and PVM IV, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 87874R100

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2008

POLARIS VENTURE PARTNERS III, L.P.

	By:	Polaris Venture Management Co. III, L.L.C.

	By:	*
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND III, L.P.

	By:	Polaris Venture Management Co. III, L.L.C.

	By:	*
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND III, L.P.

	By:	Polaris Venture Management Co. III, L.L.C.

	By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. III, L.L.C.

	By:	*
Managing Member

POLARIS VENTURE PARTNERS IV, L.P.

	By:	Polaris Venture Management Co. IV, L.L.C.

	By:	*
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

	By:	Polaris Venture Management Co. IV, L.L.C.

	By:	*
Managing Member

CUSIP No. 87874R100

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

		By:	*
Managing Member

JONATHAN A. FLINT

		By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

		By:	/s/ Terrance G. McGuire
Terrance G. McGuire

ALAN G. SPOON

		By:	/s/ Alan G. Spoon
Alan G. Spoon

*By:	/s/ Donald MacKenzie
Name:	Donald MacKenzie
Attorney-in-Fact

This Schedule 13G was executed, in part, pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

CUSIP No. 87874R100

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of TechTarget, Inc..

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: June 11, 2008
POLARIS VENTURE PARTNERS III, L.P.

	By:	Polaris Venture Management Co. III, L.L.C.

	By:	*
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND III, L.P.

	By:	Polaris Venture Management Co. III, L.L.C.

	By:	*
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND III, L.P.

	By:	Polaris Venture Management Co. III, L.L.C.

	By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. III, L.L.C.

	By:	*
Managing Member

POLARIS VENTURE PARTNERS IV, L.P.

	By:	Polaris Venture Management Co. IV, L.L.C.

	By:	*
Managing Member

CUSIP No. 87874R100

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

		By:	Polaris Venture Management Co. IV, L.L.C.

		By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

		By:	*
Managing Member

JONATHAN A. FLINT

		By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

		By:	/s/ Terrance G. McGuire
Terrance G. McGuire

ALAN G. SPOON

		By:	/s/ Alan G. Spoon
Alan G. Spoon

*By:	/s/ Donald MacKenzie
Name:	Donald MacKenzie
Attorney-in-Fact

This Schedule 13G was executed, in part, pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.